SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A 10 3
(CUSIP Number)

Leonard M. Tannenbaum 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,044,419.404

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,044,419.404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,044,419.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 31678A 10 3

Item 1. Security and Issuer.

This Schedule 13D/A (this “Amendment”) constitutes Amendment No. 7 to the Schedule 13D filed by Fifth Street Holdings L.P. on February 24, 2016, as amended on March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017 and March 27, 2017. This Amendment also constitutes Amendment No. 9 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017 and March 27, 2017. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 4. Purpose of the Transaction

Item 4 of each reporting person’s Schedule 13D is hereby amended to include the information set forth in Item 6 of this Amendment and the following:

Asset Purchase Agreement

On July 13, 2017, Fifth Street Management LLC (“FSM”), Oaktree Capital Management, L.P. (“Oaktree”), Fifth Street Asset Management Inc. (“FSAM”) (solely for the purposes set forth therein) and Fifth Street Holdings L.P. (“FSH”) (solely for the purposes set forth therein) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which, and upon the terms and subject to the conditions set forth therein, FSM will sell, convey, assign and transfer to Oaktree and Oaktree will purchase, acquire and accept from FSM all of FSM’s right, title and interest in specified business records with respect to FSM’s existing investment advisory agreements with each of Fifth Street Finance Corp. (“FSC”) and Fifth Street Senior Rate Floating Corp. (“FSFR”) for a purchase price of $320 million in cash. The Asset Purchase Agreement also provides for the entry by Oaktree into new investment advisory agreements with each of FSC and FSFR. The shares of common stock of FSC owned by FSH and Leonard M. Tannenbaum (“Mr. Tannenbaum”) are not included in the transaction.

Voting Agreement

Concurrently with the execution of the Asset Purchase Agreement, each of FSH, Mr. Tannenbaum, Leonard M. Tannenbaum Foundation (the “Tannenbaum Foundation”), Tannenbaum Family 2012 Trust (the “Tannenbaum Trust”), 777 West Putnam Avenue LLC and Oaktree entered into a voting agreement (“FSC Voting Agreement”), dated as of July 13, 2017, with respect to the stockholdings of each of FSH, Mr. Tannenbaum, the Tannenbaum Foundation, the Tannenbaum Trust and 777 West Putnam Avenue LLC in FSC. Pursuant to the FSC Voting Agreement, each of the aforementioned stockholders of FSC (the “Stockholder Signatories”) agreed to vote their shares of FSC common stock (i) in favor of approving the proposed new investment advisory agreements with Oaktree and facilitating the election of the four director nominees specified by Oaktree to the board of directors of FSC and (ii) otherwise at the direction of Oaktree.

The FSC Voting Agreement terminates upon the earliest of Oaktree no longer advising FSC, the termination of the Asset Purchase Agreement or, with respect to any Stockholder Signatory, when such Stockholder Signatory no longer owns shares of FSC common stock. If the Asset Purchase Agreement terminates under certain circumstances where FSAM stockholder approval has not been obtained, then the FSC Voting Agreement will not terminate until 6 months after the termination of the Asset Purchase Agreement.

Each Stockholder Signatory has agreed not to transfer shares of FSC common stock prior to the closing of the transactions contemplated by the Asset Purchase Agreement (the “Closing”). Following the Closing, subject to a right of first refusal for the benefit of Oaktree, a Stockholder Signatory may transfer shares of FSC common stock to third parties (these transfers are subject to volume restrictions outside of transfers to certain specified institutional investors).

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CUSIP No. 31678A 10 3

The foregoing description of the FSC Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the FSC Voting Agreement, a copy of which is filed as Exhibit 99.10 to this Amendment and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of each reporting persons’ Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 7 through 13 of the cover page to this Amendment is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 shares of common stock outstanding as of May 9, 2017, as reported in the Issuer’s Form 10-Q filed on May 10, 2017. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following shares of FSC common stock: (i) 15,614,816.404 shares held by Mr. Tannenbaum directly; (ii) 1,251,952 shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; (iii) 1,122,281 shares held by 777 West Putnam Avenue LLC, for which Mr. Tannenbaum holds a majority of the equity interest of the sole member, (iv) 655,850 shares held directly by the Leonard M. Tannenbaum 2012 Trust (the “Trust”) for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee and (v) 8,399,520 shares of FSC common stock directly held by FSH.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of each reporting person’s Schedule 13D is hereby amended and supplemented as follows:

The description of the FSC Voting Agreement provided in Item 4 above is incorporated herein by reference.

Pledge and Security Agreement

At the closing of the transactions contemplated by the Asset Purchase Agreement, FSC and FSH will enter into a Pledge and Security Agreement (“Security Agreement”), pursuant to which FSH will grant a security interest in, and pledge and assign as applicable, a number of shares of FSC common stock equal to $35 million in value, calculated pursuant to Sections 8.1(d) and (e) of the Asset Purchase Agreement. These shares will be used to secure indemnification obligations of FSM and FSH relating to certain SEC investigation-related legal costs and expenses of FSC and related fees, fines, monetary penalties, deductibles and disgorgements paid by FSC, net of any disgorgements paid by FSM to FSC and insurance recoveries received by FSC.

The Security Agreement contains default and similar provisions that are standard for such agreements.

The foregoing description of the Security Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Security Agreement, a copy of which is filed as Exhibit 99.11 to this Amendment and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of each Reporting Person’s Schedule 13D is hereby amended to include the following:

99.10	Voting Agreement, dated as of July 13, 2017, by and among Oaktree Capital Management, L.P., Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation, the Tannenbaum Family 2012 Trust, 777 West Putnam Avenue LLC and Fifth Street Holdings L.P. (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K of Fifth Street Asset Management Inc., filed on July 14, 2017).
99.11	Form of Pledge and Security Agreement to be entered into by and between Fifth Street Finance Corp. and Fifth Street Holdings L.P.

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CUSIP No. 31678A 10 3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

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